

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2020

<u>Via E-mail</u>

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re:** **TEGNA Inc.**
> **PRRN14A Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2020 by Standard General L.P., et al.**
> **File No. 001-06961**

Dear Mr. de Wied:

We have reviewed the above-captioned filing and your response letter dated March 25, 2020. We have the following comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>
<u>Background of the Solicitation, page 4</u>

1. We note your disclosure that "Standard General expected the TEGNA Board, consistent with its fiduciary responsibility to maximize the value of shareholders' investment, to pursue these offers vigorously and to give interested parties access to due diligence to enable those parties the opportunity to develop their offers for the Company." Please revise your disclosure to state the legal basis for your conclusion regarding how the board would need to act to fulfill its fiduciary obligations in connection with any offers reported by the media.

<u>Matters to be Considered at the Annual Meeting, page 11</u>

2. We note your response to prior comment 11 and that you are "soliciting proxies to be used at the Annual Meeting for the election of each of the Standard General Nominees and certain nominees of the Company." Please revise this disclosure and the information on your form of proxy to comply with Rule 14a-4(d)(ii). Please be advised that to the extent Standard General is seeking authority to vote for nominees named in TEGNA's proxy statement, Standard General must represent that it will vote for all the registrant nominees, other than those registrant nominees specified by Standard General. You may not solicit proxies for persons who have not consented to be named and to serve, if elected, on your proxy statement and proxy card.

3. We note your disclosures here and in the form of proxy that each of the directors has consented to being named as a nominee "and has confirmed his or her willingness to serve on the Board of Directors if elected." Please revise this disclosure to adhere to the language set forth in Rule 14a-4(d)(1). For example, state that each of the directors has consented to being named in the proxy statement and to serve if elected.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions